SUBSCRIPTION AGREEMENT

THESE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JUSRISDICTION. THESE SECURITIES MAY ONLY BE RESOLD IF REGISTERED UNDER THE SECURITIES ACT, PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS OR IN COMPLIANCE WITH RULE 501 OF REGULATION CROWDFUNDING. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR BY THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OF ANY OTHER JURISDICTION, NOR HAS THE SEC OR ANY SUCH SECURITIES REGULATORY AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF DISCLOSURES CONTAINED IN ISSUER'S FORM C.

The undersigned ("Investor") understands that Little Dreams LLC ("Issuer") is offering up to $30,000.00 of Class B Units (the "Units") pursuant to Issuer's Form C dated 07/17/2019 (the "Form C"), Section 4(a)(6) of the Securities Act and Regulation Crowdfunding. Investor hereby represents, warrants and agrees as follows:

1. **Subscription**.   By executing the signature page to this subscription agreement (this "Agreement") and the signature page of the limited liability company agreement of Issuer (the "LLC Agreement") contained in Exhibit A hereto, Investor irrevocably subscribes for the Units set forth on the signature page and accepts the terms of the LLC Agreement as a Class B Equity Owner (as defined in the LLC Agreement).

2. **Acceptance of Subscription**.   Issuer has the right, in its sole discretion, to accept or reject Investor's subscription, in whole or in part, for any reason. Investor's subscription is accepted by Issuer only upon execution by Issuer of the signature page hereto. Subscriptions need not be accepted in the order received and the Units may be allocated among subscribers in Issuer's discretion. The closing of the sale of Units will take place at the time and in the manner described in the Form C. Any subscription amount that is not accepted by Issuer will be returned promptly, without interest, to Investor.

3. **Investment Limitations**.   Including the amount set forth on the signature page hereto, in the past twelve-month period, Investor has not exceeded the investment limit set forth in Rule 100(a)(2) of Regulation Crowdfunding.

4. **Investment Company**. Investor is not an "investment company" as defined under, nor is Investor relying on exemptions contained in Sections (3)(c)(1) or (3)(c)(7) of, the Investment Company Act of 1940, as amended.

5. **Authorization and Compliance**.   Investor has all requisite authority (and in the case of an individual, the capacity) to purchase the Units, enter into this Agreement and perform all of the obligations required to be performed by Investor hereunder, and the acquisition of Units by Investor will not contravene any law, rule or regulation binding on Investor or any investment guideline or restriction applicable to Investor. Investor will comply with all laws applicable to transactions in securities in effect in the jurisdiction in which Investor purchases or sells Units. Investor is not subject to any "bad actor" disqualifications contained in Rule 503 of Regulation Crowdfunding, assuming for purposes of this representation that Investor is a "covered person" under Rule 503.

Review of Investment Materials.   Investor has such knowledge, skill and experience in business, financial and investment matters that Investor is capable of evaluating the merits and

risks of an investment in the Units. Investor has engaged Investor's own professional advisors, to the extent Investor believes appropriate, to assist Investor in evaluating legal, tax, accounting and financial matters relating to an investment in the Units. Investor has relied solely on the information contained in the Form C and other information available at www.
Stampede live . com and is not relying on the advice or recommendations of Issuer, in making Investor's independent decision to purchase Units.

6. **Risk of Loss of Entire Investment**. Investor understands the risks involved in an investment in the Units (including the risks described in the Form C) and that the entire amount of Investor's investment may be lost, and Investor is in a financial condition to bear the loss of the investment.

7. **Restrictions on Transfer**. Investor is acquiring the Units for Investor's own account, for investment purposes, and not with a view to, or for resale. Investor will transfer the Units only (i) pursuant to an effective registration statement under the Securities Act, an exemption from such registration requirements or as provided in Rule 501 of Regulation Crowdfunding and (ii) in compliance with transfer restrictions imposed by the LLC Agreement. A legend describing these transfer restrictions will accompany the Units. Issuer has no obligation or intention to register the Units or to take action to facilitate resales. Even if the Units become freely transferrable, a secondary market in the Units may not develop and, as a result, Investor must bear the economic risk of an investment in the Units for an indefinite period of time.

8. **No Reliance on Stampede Live**. Investor is not relying on, and will not rely on, any communication from Stampede Securities, Inc., a Delaware corporation ("Stampede Live"), as investment advice or as a recommendation to purchase the Units and acknowledges that Stampede Live is not acting, nor has it acted, as an advisor to Investor in connection with Investor's purchase of Units. Stampede Live has not made any recommendation or determination regarding Investor's authority or suitability to invest in the Units. Stampede Live is a third-party beneficiary of, and may rely on, the representations, warranties and agreements of Investor contained in this Agreement.

9. **Accuracy of Information**. Information provided by Investor in this Agreement is accurate and complete and may be relied on by Issuer. If any of the information provided by Investor changes before Issuer accepts Investor's subscription, Investor will notify Issuer immediately. If any of the information provided by Investor is inaccurate and Issuer is harmed as a result, Investor will indemnify Issuer, meaning Investor will pay any damages. If Issuer determines that Investor provided inaccurate information or has otherwise violated Investor's obligations, Issuer may (but is not required to) repurchase Investor's Units for an amount equal to the original purchase price less any distributions received by Investor.

10. **Consent to Electronic Delivery**. Investor agrees that Issuer may deliver all notices, tax reports and other documents and information to Investor by email or another electronic delivery method. Investor will notify Issuer promptly of any change in Investor's email or physical address.

11. **Miscellaneous**. This Agreement may be executed in counterparts, each of which will be an original and all of which together will constitute one instrument. This Agreement will be binding on and inure to the benefit of each of the parties and their respective heirs, legal representatives, successors and assigns, but no rights, obligations or liabilities hereunder are assignable by any party without the prior written consent of the other party. This Agreement will be governed by the laws of the State of Delaware, exclusive of its rules governing choice of law and conflict of laws, and Investor consents to the exclusive jurisdiction of the federal and state courts located in Delaware.

Signature Page

IN WITNESS WHEREOF, Investor has executed this Agreement for the purchase of the Units. If accepted by Issuer, Investor will be admitted as a Class B Equity Owner of Issuer.

Amount of Subscription:*

Class B Units	$

Investor's state of residency/principal office: _____

Investor's email address: _____

Investor's mailing address: _____

For <u>Natural Persons</u>:   **For <u>Entities</u>:**

_____   _____
(Name of Investor)   (Name of Investor)

_____   By: _____
(Signature of Investor)   Name: _____
                                                          Title: _____

_____
(Additional Signature, If Applicable)

Date: _____

*The subscribed amount must be submitted with Investor's Agreement.

The foregoing subscription is hereby accepted by Issuer with respect to the following amount as of the date set forth below:

Class B Units Accepted	$

Little Dreams LLC

By: _____
Name: _____
Title: _____

Date of Acceptance: _____

EXHIBIT A

**LIMITED LIABILITY COMPANY AGREEMENT
EQUITY OWNER SIGNATURE PAGE**

EQUITY OWNER:

For <u>Natural Persons</u>:   **For <u>Entities</u>:**

_____   _____
(Name of Equity Owner)   (Name of Equity Owner)

_____   By:_____
(Signature of Equity Owner)   Name:_____
                                                     Title:_____

_____
(Additional Signature, If Applicable)

Dated: Dated:
_____   _____